Registration No.



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    Form 11-K


(Mark One)

[X]      Annual Report pursuant to Section 15(3) of the Securities Exchange
         Act of 1934

For the fiscal year ended December 31, 1997

                                       OR

[__] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ________________

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                  Mestek, Inc.
                              Savings & Retirement
                                      Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executed office:

                                  Mestek, Inc.
                              260 North Elm Street
                         Westfield, Massachusetts 01085






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                          Audited Financial Statements
                           and Supplemental Schedules


                                  Mestek, Inc.
                            Savings & Retirement Plan

                          Year ended December 31, 1997
                       with Report of Independent Auditors



                                                         Beginning      End
                                                         of Year       Of Year
Assets
             Total noninterest-bearing cash:
             Receivables:
             Employer contributions                     55,901           27,419
             Participant contributions                 296,365          146,063
             Income
             Other-Rollover                            190,749                0
             Less allowance for doubtful accounts
             Total                                     543,015          173,482
             General Investments:
             Interest-bearing cash
             Certificates of deposit
             US Government securities
             Corporate Debt instruments:
             Preferred
             All other
             Corporate Stocks:
             Preferred





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             Common
             Partnership/joint venture interests
             Real Estate:
             income-producing
             nonincome
             Loans:
             Residential
             Commercial
             Loans to Participants:
             Mortgages
             Other                                     766,827          794,555
             Other Loans
             Value of interest in trusts
             Value of interest in pooled
                 separate accounts                   6,626,488        9,907,008
             Value of interest in master
                 trusts
             Value of interest in 103-12
                 investments
             Value of interest in registered
                 investment companies
             Value of funds in ins. Co.
                 gen. acct.                          8,028,107        9,218,973
             Other
             Total                                  15,421,422       19,920,536
             Employer-related investments:
             Employer securities
             Employer real prop.
             Buildings
             Total Assets:                          15,964,437       20,094,018

Liabilities
             Benefit claims payable
             Operating payables
             Acquisition indebtedness
             Other liabilities
             Total Liabilities                               0                0
Net Assets                                          15,964,437       20,093,966


Income                                                  Amount        Total
             Contributions:
             Received from:
             Employers                                 402,153
             Participants                            2,272,119
             Rollovers                                 175,574
             Noncash contributions
             Total contributions                                      2,849,846
             Earnings on Investments:
             Interest:
             Interest-bearing cash
             Cert. Of deposit
             US Govt. securities
             Corp. debt
             Mortgage loans
             Employee loans                             66,433
             Other interest                            568,117
             Total interest:                                            634,550
             Dividends:

             Preferred stock
             Common stock
             Total dividends
             Rents:
             Net gain(loss) on sale of assets
             Aggregate proceeds
             Aggregate carry amt.
             Subtract carry from proceeds
             Unrealized appreciation (depr.) of assets
             Net investment gain(loss)
                 from collective trusts
             Net investment gain(loss)
                 from pooled accts                                    1,954,190
             Net investment gain(loss)
                 from master trusts
             Net investment gain(loss)
                 from 103-12 investment
             Net investment gain(loss)
                 from registered inv. co.
             Other income
             Total income                                             5,438,586
Expenses
             Benefit payments:
             Directly to participants                   1,302,699
             To insurance carriers
             Other
             Total payments                                           1,302,699
             Interest expense:
             Admin exp.:
             Salaries and allowances
             Accounting fees

             Actuarial fees
             Contract admin. Fees
             Invst. Advisory & mgmt.
             Legal
             Valuation/appraisal
             Trustee fees/expenses
             Other                                           6,306
             Total admin. Expenses                                        6,306
             Total Expenses                                           1,309,005
             Net income (loss)                                        4,129,581
             Transfers to (from) the plan
             Net assets at beginning of year            15,964,437
             Net assets at end of year                               20,094,018

                                   SIGNATURES




         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    MESTEK, INC.
                              SAVINGS & RETIREMENT PLAN



Date:  June 30, 1999                    /s/
                                        -----------------------------------
                                 Name:  Jack E. Nelson
                                 Title: Vice President-Human Resources


[NYC] 308136.3

               Consent of Grant Thornton LLP, Independent Auditors




We consent to the inclusion of our report with respect to the financial statements and schedules of the Mestek, Inc. Savings & Retirement Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1997.




Boston, Massachusetts
June 30, 1999